UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41066

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Sono Group N.V.
(Registrant’s name)

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Waldmeisterstraße 76
80935 Munich
Germany
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Applications for self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH under the German Insolvency Act

On May 15, 2023, Sono Group N.V. applied to the insolvency court of Munich, Germany, to permit the opening of a self-administration proceeding (Eigenverwaltung) with respect to Sono Group N.V. pursuant to Section 270 (b) of the German Insolvency Code (Insolvenzordnung). On the same day, Sono Motors GmbH, Sono Group N.V.’s sole wholly-owned subsidiary, applied to the same court to permit the opening of self-administration proceeding in the form of a protective shield proceeding (Schutzschirmverfahren) with respect to Sono Motors GmbH pursuant Section 270 (d) of the German Insolvency Code.  Sono Group N.V. conducts its business through its subsidiary Sono Motors GmbH, and the terms “we” and “our” used herein refer to Sono Group N.V. together with its subsidiary Sono Motors GmbH.

At the end of February 2023, we announced our decision to restructure our business model to focus exclusively on retrofitting and integrating solar technology into third-party vehicles going forward. At the same time, we discontinued our Sion passenger car program with immediate effect and terminated approximately 250 employees. A repayment plan was developed to handle customer claims arising from the Sion reservations. We continued to face challenges to obtain external financing and to date have not been successful in selling our Sion passenger car project and related assets. After other financing options failed to materialize, our management ultimately concluded that Sono Motors GmbH is over-indebted and faces impending illiquidity (drohende Zahlungsunfähigkeit), with Sono Group N.V., in turn, becoming over-indebted and also facing impending illiquidity. As a consequence, management decided to apply for the opening of self-administration proceedings with respect to Sono Group N.V. and Sono Motors GmbH with the goal of sustainably restructuring our business.

Self-administration proceedings are debtor-in-possession type proceedings under German insolvency law, which are available to businesses in financial distress and typically aim to preserve the business and the entity that are the subject of the proceedings. In these proceedings, management retains control and operation of the subject company’s business under the supervision of a custodian, who is initially appointed on a preliminary basis (vorläufiger Sachwalter). We understand that in the German market a self-administration proceeding in the form of a protective shield proceeding, such as the one which Sono Motors GmbH has applied for, is perceived by suppliers, customers, and potential investors as a proceeding with improved chances for a successful in-court business restructuring. We believe that this perception may improve our chances of sustainably restructuring, recapitalizing, and realigning Sono Motor GmbH’s business in the interest of its creditors, suppliers, customers, and employees. In order to be able to apply for a self-administration proceeding in the form of a protective shield proceedings, Sono Motors GmbH was required to provide a third-party attestation that the company is not illiquid and that the intended restructuring does not manifestly lack the prospect of success.

Following the filing of their respective applications, Sono Group N.V. and Sono Motors GmbH are generally prohibited from repaying any pre-application debt. Furthermore, if and when the self-administration proceedings are admitted by the court on a preliminary basis, creditors will be prohibited from foreclosing against the companies on any claims they may have. In addition, subject to certain limited exceptions, Sono Group N.V. will lose control of its sole subsidiary Sono Motors GmbH. We are in the process of analyzing the potential accounting and financial reporting implications of the applications for self-administration proceedings, including with respect to the ability of Sono Group N.V. to continue to consolidate Sono Motors GmbH while such proceedings are ongoing.

With the help of external advisors, Sono Group N.V. and Sono Motors GmbH are in the process of each preparing a draft restructuring plan to be submitted to the court for approval by the respective company’s creditors and for confirmation by the court in the context of the respective proceeding. The draft restructuring plans will in each case set out how the respective company intends to restructure its debt and to procure the inflow of new money.

Even if the openings of the respective proceedings are permitted by the court, the successful conclusion of the respective proceedings and Sono Group N.V.’s and Sono Motors GmbH’s exits from the respective proceedings remain subject to a number of contingencies and risks, including, but not limited to, (i) whether the companies are able to identify and successfully access sufficient sources of liquidity to enable a restructuring, (ii) whether creditors in each case approve the respective restructuring plan with the required majorities, and (iii) whether the court confirms the restructuring plan in each case. Should the self-administration proceedings applied for by Sono Group N.V. and Sono Motors GmbH, respectively, not be approved or should the respective draft restructuring plan fail to be approved by the respective company’s creditors or confirmed by the court, the respective company would become subject to regular insolvency proceedings, which could involve its liquidation.

About This Document

The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Forward-Looking Statements

This document includes forward-looking statements. The words "expect", "anticipate", "intend", "plan", "estimate", "aim", "forecast", "project", "target", “will” and similar expressions (or their negative) identify certain of these forward-looking statements. These forward-looking statements are statements regarding the Company's intentions, beliefs, or current expectations. Forward-looking statements involve inherent known and unknown risks, uncertainties, and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance, or achievements of the Company to be materially different from those expressed or implied by such forward looking statements. These risks, uncertainties and assumptions include, but are not limited to, risks, uncertainties and assumptions with respect to: our expectations regarding the self-administration proceedings, for which Sono Group N.V. and Sono Motors GmbH have applied, the outcome of which, if they are approved, is uncertain; our ability to maintain relationships with lenders, suppliers, customers, employees and other third parties as a result of our application for the opening of self-administration proceedings and the related increased performance and credit risks associated with our constrained liquidity position and capital structure; our ability to access the external funding required to successfully restructure our business; our ability to maintain Sono Group N.V.’s stock exchange listing; and the length of time that we would operate under the self-administration proceedings, if these are approved. Many of these risks and uncertainties relate to factors that are beyond the Company’s ability to control or estimate precisely, such as the actions of courts, regulators and other factors. Readers should therefore not place undue reliance on these statements, particularly not in connection with any contract or investment decision. Except as required by law, the Company assumes no obligation to update any such forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sono Group N.V.
(Registrant)

Date: May 15, 2023	/s/ Jona Christians
Jona Christians
Chief Executive Officer and Member of the Management Board

Date: May 15, 2023	/s/ Torsten Kiedel
Torsten Kiedel
Chief Financial Officer and Member of the Management Board